

16004087

No Act



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

P.E. 2/8/16

DIVISION OF
CORPORATION FINANCE

February 19, 2016

Stuart S. Moskowitz
International Business Machines Corporation
smoskowi@us.ibm.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public Availability: 2-19-16

Re: International Business Machines Corporation
Incoming letter dated February 8, 2016

Dear Mr. Moskowitz:

This is in response to your letter dated February 8, 2016 concerning the shareholder proposal submitted to IBM by Joseph Boaz Tadger. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Joseph Boaz Tadger

FISMA & OMB Memorandum M-07-16

February 19, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Business Machines Corporation
Incoming letter dated February 8, 2016

The proposal relates to the CEO.

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(e)(2) because IBM received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that IBM did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we waive the 80-day requirement.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



International Business Machines Corporation
Corporate Law Department
One New Orchard Road, Mail Stop 301
Armonk, New York 10504

February 8, 2016

VIA EXPRESS MAIL AND E-MAIL
shareholderproposals@sec.gov

Rule 14a-8(e)(2)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Subject: 2016 IBM Proxy Statement
Stockholder Proposal from Mr. Joseph Boaz Tadger

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing a letter dated February 1, 2016 from Mr. Joseph Boaz Tadjer (the "Proponent"), containing a stockholder proposal in which he requests that the company place in our 2016 proxy materials a proposal that our CEO resign her position. ("the Proposal"). A copy of the letter containing the Proposal is attached as Exhibit A hereto.

The Proposal was sent to Ms. Patricia Murphy, IBM VP of Investor Relations via Fedex Express Saver, and was received on February 4, 2016. IBM believes the Proposal can be omitted from the proxy materials for our annual meeting of stockholders expected to be held on April 26, 2016 (the "2016 Annual Meeting") for the reasons set forth below. To the extent the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

Basis for Exclusion

THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(e)(2) BECAUSE OF ITS UNTIMELY RECEIPT.

Background

With respect to a proposal submitted for a regularly scheduled annual meeting, Rule 14a-8(e)(2) provides that it must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting.[1] The Company's proxy statement for its 2015 annual meeting was dated and released on March 9, 2015. See:

http://www.sec.gov/Archives/edgar/data/51143/000110465915018205/a15-1543_1def14a.htm

Pursuant to Rule 14a-8(e)(1), the deadline for the receipt of proposals for the 2016 Annual Meeting was calculated and set forth in the 2015 proxy statement as November 10, 2015. In this connection, Frequently Asked Question #22 in 2015 our proxy statement provides, in pertinent part:

*22. **How do I submit a proposal for inclusion in IBM's 2016 proxy material?***

Stockholder proposals may be submitted for IBM's 2016 proxy material after the 2015 Annual Meeting and must be received at our corporate headquarters no later than November 10, 2015.
See:

http://www.sec.gov/Archives/edgar/data/51143/000110465915018205/a15-1543_1def14a.htm#FrequentlyAskedQuestions_213657

In the instant case, the Proposal was received on February 4, 2016, over 2 ½ months after the deadline.

Analysis

The Staff has strictly enforced the deadline for the submission of proposals, and concurred with the exclusion of many stockholder proposals over the years pursuant to Rule 14a-8(e)(2) on the basis that those proposals were received at the company's principal executive offices after the deadline for submitting shareholder proposals. See, e.g. Adobe Systems, Inc. (January 4,

[1] Rule 14a-8(e)(2) provides that the 120 calendar day advance receipt requirement does not apply if the current year's annual meeting has been changed by more than 30 days from the calendar day of the prior year's meeting. The Company's 2015 Annual Meeting was held on April 28, 2015, and, in accordance with our by-laws, the Company's 2016 Annual Meeting has been announced and is expected to be held on April 26, 2016. Since the day of the 2016 meeting is within 30 calendar days of the calendar day of the 2015 meeting, the deadline for stockholder proposals properly remains November 10, 2015 as set forth in the Company's 2015 proxy statement.

2016); International Business Machines Corporation (December 5, 2006). Because the instant Proposal was received over 2 ½ months after our deadline, it is subject to exclusion under Rule 14a-8(e)(2). *See* International Business Machines Corporation (January 30, 2012). Since a late submission is one of a number of defects that cannot be remedied, the Company has not provided the Proponent with any notices other than this letter.

THE COMPANY REQUESTS A WAIVER OF THE 80 DAY RULE UNDER RULE 14a-8(j)(1) BECAUSE THE PROPOSAL WAS RECEIVED LESS THAN 80 DAYS BEFORE THE ANTICIPATED FILING DATE OF OUR 2016 PROXY MATERIALS.

The Company intends to file its 2016 proxy materials on or about March 7, 2016, which is less than 80 days from today. In accordance with Rule 14a-8(j)(1), since the Company only received the Proposal on February 4, 2016, the Company submits that good cause exists for the filing of this request less than 80 days prior to the filing of our proxy materials. We therefore respectfully request a waiver of the 80 day rule under Rule 14a-8(j)(1). See International Business Machines Corporation (March 6, 2003)(waiver of 80 day rule granted in similar circumstances).

Conclusion

The Company is hereby notifying the Staff of our intent to exclude the Proposal from our proxy materials under Rule 14a-8(e)(2). We hereby request confirmation that the Staff will not recommend any enforcement action to the Commission if the Company excludes the Proposal from our 2016 Proxy Materials. We are sending the Proponent a copy of this submission, and respectfully request that the Proponent copy the undersigned on any response he may elect to make. Thank you very much for your attention and interest in this matter.

Very truly yours,



Stuart S. Moskowitz
Senior Counsel

copy, with exhibits, to:

Joseph Boaz Tadjer

*** FISMA & OMB Memorandum M-07-16 ***

(VIA EXPRESS MAIL)

Exhibit A

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from the Company's Proxy Statement pursuant to Rule 14a-8

JOSEPH BOAZ TADJER

*** FISMA & OMB Memorandum M-07-16 ***

February 1, 2016

International Business Machines Corporation
1 New Orchard Road
Armonk, New York 10504
Attention: Patricia Murphy, V.P. of Investor Relations

To Whom It May Concern:

I am the owner (in 3 brokerage accounts, in aggregate) of 5,866 shares of IBM common stock (symbol: IBM). I wish to place a shareholder proposal on the proxy ballot for the upcoming proxy election. I propose, in the form of a nonbinding resolution, that Virginia Rometty resign her position as chief executive officer of the Company as soon as is practical and convenient. Under my proposal, Mrs. Rometty's status on the Board of Directors would not be affected.

Please advise me how I may do this, or if in fact this letter is sufficient. Please respond by mail (or Federal Express, etc.) to my address above.

My IBM shares are held "in Street name" in the following brokerage accounts: Muriel Siebert and Co., Inc. account *** FISMA & OMB Memorandum M-07-16 *** (4,356 shares), Siebert account no. *** FISMA & OMB Memorandum M-07-16 *** (290 shares), and TD Ameritrade account *** FISMA & OMB Memorandum M-07-16 *** (1,220 shares). You may verify this at your convenience, if such verification is required, or I can send you or e-mail account statements. My Social Security number is *** FISMA & OMB Memorandum M-07-16 *** and my date of birth is *** FISMA & OMB Memorandum M-07-16 *** By my signature below, I authorize both Muriel Siebert and Co. and TD Ameritrade to disclose my IBM stock holdings to you.

I thank you for your help with this matter.

Sincerely,



Joseph Boaz Tadjer

Page 6 redacted for the following reason:

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*** FISMA & OMB Memorandum M-07-16 ***